EXHIBIT 99.1
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                                                     [LOGO - ARC ENERGY TRUST]

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NEWS RELEASE

February 15, 2007

ARC ENERGY TRUST ANNOUNCES 2006 U.S. TAX INFORMATION
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Calgary,  February  15, 2007  (AET.UN and ARX - TSX) ARC Energy Trust ("ARC" or
"the Trust") announces its 2006 U.S. Income Tax Information to be as follows:

ARC ENERGY TRUST
2006 U.S. INCOME TAX REPORTING

U.S. INCOME TAX INFORMATION

The following information is being provided to assist U.S. individual unitholders of ARC Energy Trust ("ARC") in reporting distributions received from ARC during 2006 on their Internal Revenue Service ("IRS") Form 1040, "U.S. Individual Income Tax Return" ("Form 1040").

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER OR POTENTIAL HOLDER OF ARC TRUST UNITS. HOLDERS OR POTENTIAL HOLDERS OF ARC TRUST UNITS SHOULD CONSULT THEIR OWN LEGAL AND TAX ADVISORS AS TO THEIR PARTICULAR TAX CONSEQUENCES OF HOLDING ARC TRUST UNITS.

QUALIFIED DIVIDENDS

In consultation with its U.S. tax advisors, ARC believes that its trust units should be properly classified as equity in a corporation, rather than debt, and that dividends paid to individual U.S. unitholders should be "qualified dividends" for U.S. federal income tax purposes. As such, the portion of the distributions made during 2006 that is considered dividends for U.S. federal income tax purposes should qualify for the reduced rate of tax applicable to long-term capital gains. However, the individual taxpayer's situation must be considered before making this determination.

ARC HAS NOT RECEIVED AN IRS LETTER RULING OR A TAX OPINION FROM ITS TAX ADVISORS ON THESE MATTERS.

TRUST UNITS HELD OUTSIDE A QUALIFIED RETIREMENT PLAN

With respect to cash distributions paid during the year to U.S. individual unitholders, 10.77 per cent should be reported as a return of capital (to the extent of the unitholder's U.S. tax basis in their respective units) and 89.23 per cent should be reported as "qualified dividends". The table below summarizes the distributions paid by ARC in 2006.

The portion of the distributions treated as "qualified dividends" should be reported on Line 9b of Form 1040, unless the fact situation of the U.S. individual unitholders determines otherwise. Commentary on page 23 of the Form 1040 Instruction Booklet for 2006 with respect to "qualified dividends" provides examples of individual situations where the dividends would not be "qualified dividends". Where, due to individual situations, the dividends are not "qualified dividends", the amount should be reported on Schedule B - Part II - Ordinary Dividends and Line 9a of Form 1040.

For U.S. federal income tax purposes, in reporting a return of capital with respect to distributions received, U.S. unitholders are required to reduce the cost base of their trust units by the total amount of distributions received that represent a return of capital. This amount is non-taxable if it is a return of cost base in the trust units. If the full amount of the cost base has been recovered, any further return of capital distributions should be reported as capital gains.

U.S. unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet of Form 1040 to determine the amount of tax that may be otherwise applicable.

The taxable portion (for Canadian income tax purposes) of the distributions paid to a non-resident of Canada is subject to a minimum 15 per cent Canadian withholding tax that is withheld prior to any payments being distributed to unitholders. Beginning in 2005, the return of capital portion (for Canadian income tax purposes) of the distributions paid to a non-resident investor is also subject to a 15 per cent withholding tax that is withheld prior to any payments being distributed to unitholders. Where trust units are held outside a qualified retirement account, the full amount of all withholding tax should be creditable, subject to numerous limitations, for U.S. tax purposes in the year in which the withholding taxes are withheld. Where trust units are held in a qualified retirement account, the same withholding taxes apply but the amount is not creditable for U.S. tax purposes.

The amount of Canadian tax withheld should be reported on Form 1116, "Foreign Tax Credit (Individual, Estate, or Trust)". Information regarding the amount of Canadian tax withheld in 2006 should be determined from your own records and is not available from ARC. Amounts over withheld, if any, from Canada should be claimed as a refund from the Canada Revenue Agency no later than two years after the calendar year in which the payment was paid.

Investors should report their dividend income and capital gain (if any), and make adjustments to their tax basis in ARC's units, in accordance with this information and subject to advice from their tax advisors. U.S. individual unitholders who hold their ARC trust units through a stockbroker or other intermediary should receive tax reporting information from their stockbroker or other intermediary. We expect that the stockbroker or other intermediary will issue a Form 1099-DIV, "Dividends and Distributions" or a substitute form developed by the stockbroker or other intermediary. ARC is not required to furnish such unitholders with Form 1099-DIV. Information on the Forms 1099-DIV issued by the brokers or other intermediaries may not accurately reflect the information in this press release for a variety of reasons. Investors should consult their brokers and tax advisors to ensure that the information presented here is accurately reflected on their tax returns. Brokers and/or intermediaries may or may not be required to issue amended Forms 1099-DIV.

TRUST UNITS HELD WITHIN A QUALIFIED RETIREMENT PLAN

No amounts are required to be reported on a Form 1040 where ARC trust units are held within a qualified retirement plan.

SUMMARY OF U.S. TAX INFORMATION

The following table provides, on a per unit basis, the breakdown of the amount of cash distributions, PRIOR TO CANADIAN WITHHOLDING TAX, paid by ARC for the period January 16 to December 15, 2006. The amounts are segregated between the portion of the cash distribution that could be considered "qualified dividends" and the portion reported as non-taxable return of capital (and/or capital gain). The amounts shown on the following table are in U.S. dollars as converted on the applicable payment dates. This table is for information purposes only.

                             2006 CASH DISTRIBUTION INFORMATION
                                    FOR U.S. UNITHOLDERS
                                       (U.S. $/UNIT)

                                                                          Taxable     Non-Taxable
                                Distribution  Exchange    Distribution   Qualified     Return of
 Record Date     Payment Date    Paid CDN$       Rate      Paid US$     Dividend US$  Capital US$
---------------------------------------------------------------------------------------------------
Dec 31, 2005    Jan 16, 2006       $0.20       0.863700    $0.172740     $0.154136     $0.018604
Jan 31, 2006    Feb 15, 2006       $0.20       0.866500    $0.173300     $0.154636     $0.018664
Feb 28, 2006    Mar 15, 2006       $0.20       0.865600    $0.173120     $0.154475     $0.018645
Mar 31, 2006    Apr 17, 2006       $0.20       0.873100    $0.174620     $0.155813     $0.018807
Apr 30, 2006    May 15, 2006       $0.20       0.897700    $0.179540     $0.160204     $0.019336
May 31, 2006    Jun 15, 2006       $0.20       0.894700    $0.178940     $0.159668     $0.019272
Jun 30, 2006    Jul 17, 2006       $0.20       0.883200    $0.176640     $0.157616     $0.019024
Jul 31, 2006    Aug 15, 2006       $0.20       0.891200    $0.178240     $0.159044     $0.019196
Aug 31, 2006    Sep 15, 2006       $0.20       0.893300    $0.178660     $0.159418     $0.019242
Sep 30, 2006    Oct 16, 2006       $0.20       0.878300    $0.175660     $0.156741     $0.018919
Oct 31, 2006    Nov 15, 2006       $0.20       0.878000    $0.175600     $0.156688     $0.018912
Nov 30, 2006    Dec 15, 2006       $0.20       0.864000    $0.172800     $0.154189     $0.018611
                                -----------              ------------------------------------------
Total Per Unit                     $2.40                   $2.109860     $1.882628     $0.227232
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


ARC ENERGY TRUST

John P. Dielwart,
President and Chief Executive Officer


For further information about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact:

                Investor Relations, E-mail: ir@arcresources.com
               Telephone: (403) 503-8600     Fax: (403) 509-6417
                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
             Suite 2100, 440 - 2nd Avenue S.W.,Calgary, AB T2P 5E9